Exhibit 99.1

Compensation Policy – Executives

1.	Introduction

The purpose of the Wix.com Ltd. (“Wix” or the “Company”) Compensation Policy – Executives (the “Policy”) is to describe Wix’s overall compensation strategy for its office holders (as defined in Israel’s Companies Law, 5759-1999 (the “Companies Law”)) other than non-employee directors (the “Executives”), and to provide guidelines for setting the compensation of its Executives.  The Policy is adopted in accordance with the requirements of the Companies Law.

This Policy applies to compensation agreements and arrangements with Executives that are adopted after the effective date of this Policy.

All compensation arrangements of Executives are to be approved in the manner prescribed by applicable law as in effect at the time the arrangement is entered into.  Any relief or exemption from applicable rules governing this Policy that becomes effective after the effective date of this Policy shall be deemed incorporated by reference into this Policy unless determined otherwise by the Compensation Committee of the Board of Directors (the “Compensation Committee”).

It is hereby clarified that nothing in this Policy shall be deemed to grant any of the Executives or employees or any third party any right or privilege in connection with their employment by, or engagement with, Wix.  Such rights and privileges shall be governed by the respective personal employment or engagement agreements (as applicable).

2.	Compensation Committee Independence

The Compensation Committee will be composed of at least three members of the Board of Directors and comply with the applicable composition and independence rules of the Companies Law and/or The NASDAQ Stock Market (“NASDAQ”) as in effect from time to time.

3.	Overall Strategy

Wix believes that strong, effective leadership is fundamental to its continued growth and success in the future.  This requires the ability to attract, retain, reward and motivate highly-skilled Executives, with the competencies needed to excel in a rapidly changing marketplace and to continually motivate their employees.

The Policy is intended to align the need to incentivize Executives to succeed in achieving their goals and the need to assure that the compensation structure meets Wix’s interests and its overall financial and strategic objectives.

The Policy is also designed to offer Executives a compensation package that is competitive with other companies in Wix’s industry and jurisdictions of operation.

In support of this goal, Wix’s executive compensation practices are designed to meet the following objectives:

•	compete for, attract, retain, reward and motivate highly qualified Executives;

•
ensure that the interests of the Executives are closely aligned with the interests of Wix’s shareholders and emphasize equity pay and long-term incentives so that Executives have an interest in Wix’s sustained growth and success;

•	motivate the Executives to achieve results with integrity and fairness without encouraging excessive risk taking;

•	support a performance culture that is based on merit, and differentiates and rewards excellent performance, both in the short- and long-term, and recognizes Wix’s company values; and

•	balance rewards for both short-term and long-term results to ensure sustained business performance over time.

4.	Factors for Examining Compensation Terms

In setting the compensation of an Executive, the Compensation Committee and the Board of Directors shall consider, among other things, the following factors:

•	the education, qualifications, professional experience, seniority and accomplishments of the Executive;

•	the Executive’s position, responsibilities and prior compensation arrangements;

•	data of other NASDAQ and NYSE peer companies (including U.S.-based companies), including companies in the industry and/or geographic market, and compensation for comparably situated executives;

•	the Executive’s expected contribution to Wix’s future growth, profitability and stability;

•	the degree of responsibility imposed on the Executive;

•	the need to retain Executives who have relevant skills, know-how or unique expertise;

•	accounting and tax considerations and implications;

•
the relation between the employment terms of the Executive and the average and median salary of Wix’s employees and contractors in the geographic market in which the Executive operates, as well as whether such variation would have an effect on employee relations; and

•	any requirements prescribed by the Companies Law, U.S. securities laws and NASDAQ rules from time to time.

The Compensation Committee and Board of Directors may engage compensation advisors and other professionals to assist in formulating compensation packages in line with the Policy, including, without limitation, to assist in preparing, collecting and analyzing applicable wage surveys and other relevant data, framing the appropriate parameters to be considered, and evaluating the different parameters.

5.	Compensation Terms of Executives

Wix intends to provide fair, competitive and equitable compensation for its Executives by combining several compensation elements. Taking into account the parameters set forth in Item 4 of the Policy, the compensation package of Wix’s Executives shall generally combine all or a portion of the following items:

•	base salary;

•	cash bonus (annual or special);

•	equity-based long-term incentives;

•	general benefits;

•	retirement and termination of service arrangements; and

•	change of control special arrangements.

Wix believes that a significant portion of its Executives’ compensation should be variable based on Company’s results.

The value of the variable compensation components (consisting of cash bonuses and equity-based long-term incentives) shall not be less than 40% of an Executive’s total compensation package on an annual basis.

In setting the compensation of Executives employed by a subsidiary of Wix, references in the Policy to Wix shall also include such subsidiary, to the extent applicable in the relevant context.

In the event that the services of the Executive are provided via a personal management company and not by the Executive directly as an employee of Wix, the fees paid to such personal management company (or unincorporated legal person) shall reflect, to the extent determined by Wix in the applicable service agreement, compensation items in accordance with the guidelines of the Policy.

A.	Base Salary

Base salary is a fixed, cash component of overall compensation.  Base salary ranges are designed to account for varying responsibilities, experience and performance levels.  In determining the base salary of each Executive, the Compensation Committee and the Board of Directors shall take into account the factors described in this Policy, including, without limitation, comparative market data and practices of peer companies, compensation for comparably situated executives, alignment of general annual salary increases with general base salary increases across the broader workforce and the overall balance between fixed and variable elements as well as maximum limits.

A competitive base salary is essential to Wix’s ability to attract and retain highly skilled professionals in the long term, hence Wix will seek to establish a base salary that is competitive with the base salaries paid by peer group companies to comparable executives, while considering, among others, Wix’s size, performance and field of operation and the geographical location of the Executive employed, as well as the Executive’s personal and professional skills.  The base salary is reviewed and may be adjusted periodically based on the variety of factors mentioned in this Policy, including the Executive’s performance and the Company’s performance.

B.	Annual Cash Bonus

Overview.  Executives may be incentivized through an annual bonus program that sets performance targets based on their role and scope.  Actual payments may be driven by the business and/or individual performance vis-à-vis the respective performance targets.

The performance targets and the maximum annual bonus payable to each Executive shall be reviewed and approved by the Compensation Committee and the Board of Directors, and in the case of Wix’s Chief Executive Officer, also by Wix’s shareholders in accordance with the requirements of the Companies Law, as applicable.

Any annual bonus of the Chief Executive Officer approved after the effective date of this Policy shall be determined annually based on the results of Wix.  The formula for calculating the annual bonus shall be approved by the Compensation Committee, the Board of Directors and Wix’s shareholders.

Without derogation from the authority of the Compensation Committee and the Board of Directors to set the maximum annual bonuses payable to each Executive and the criteria for determining eligibility of such annual bonuses, the Compensation Committee and the Board of Directors shall not have discretion to reduce the amount of the annual bonus payable to Executives following achievement of the bonus criteria.

Criteria.  A significant portion of the annual bonus, not less than 75%, shall be determined based on measureable criteria.  A smaller portion of the annual bonus, not to exceed 25%, may be based on non-measureable criteria subject to any approvals as may be required by law, taking into account the Executive’s contribution to Wix.

Examples of measurable criteria that will be considered include, without limitation:

•	financial results (e.g. collections, revenues, pre-tax profits);

•	number of free or premium users; and

•	other key performance indicators.

Examples of non-measurable criteria that will be considered include, without limitation:

•	contribution to Wix’s business, profitability and stability;

•	the need to retain an Executive with skills, know-how or unique expertise;

•	the responsibility imposed on the Executive;

•	changes that occurred in the responsibility imposed on the Executive during the year;

•	performance satisfaction, including assessing the degree of involvement of the Executive and devotion of efforts in the performance of his or her duties;

•	assessment of the Executive’s ability to work in coordination and cooperation with other employees; and

•	the contribution to appropriate control environment and ethical environment.

The maximum annual cash bonuses payable to an Executive shall not exceed 24 months’ base salary.

Special Bonuses.  In addition to the annual bonus, the Compensation Committee and the Board of Directors (and the shareholders if required by applicable law) may elect to pay certain Executives special cash bonuses in recognition for their special contribution to key Company developments and activities.  The maximum special cash bonus payable to an Executive shall not exceed 12 months’ base salary.

In determining whether to grant special bonuses to Executives, the Compensation Committee and the Board of Directors shall consider if such special bonuses are justifiable in light of the Company’s financial results and performance.

Signing Bonus.  In the event of hiring a new Executive, the Compensation Committee and the Board of Directors may elect to pay a signing bonus. The maximum cash signing bonus payable to an Executive shall not exceed 12 months’ entry base salary.

If and where applicable, the Compensation Committee and the Board of Directors shall consider awarding a signing bonus only to provide for the replacement awards that the newly hired Executive forfeited from his or her previous employer, and that such signing bonus will reflect performance, vesting and other conditions equivalent to the forfeited awards.

Partial Bonus Payout. Subject to the conditions and limitations of this Item 5.B, an Executive that is employed or provides services to Wix for only a portion of any year may be entitled to receive the pro-rata portion of any bonus described above, based on the portion of the calendar year the Executive was employed or provided services.

C.	Equity-Based Compensation

Overview.  The Compensation Committee and the Board of Directors may grant to Executives equity-based compensation in any form permitted under Wix’s equity incentive plans, as in effect from time to time (collectively, the “Equity Incentive Plans”), including, without limitation, share options, restricted shares, restricted share units (RSUs) and participation in employee stock purchase programs (ESPP).  All grants of equity-based compensation to the Chief Executive Officer (or other Executive of Wix that is a member of Wix’s Board of Directors) following the effective date of this Policy shall be approved in the manner prescribed by the Companies Law.

Equity Award Terms. The Compensation Committee and the Board of Directors (and the shareholders to the extent prescribed by the Companies Law) shall set the terms of equity award grants to Executives in accordance with the terms of the Equity Incentive Plans, including, without limitation, the exercise price, vesting schedule, term, the period of time for which an award is to remain exercisable and dividend adjustments.

Vesting.  All equity-based incentives granted to Executives shall be subject to vesting periods in order to promote long-term retention of the awarded Executives.  Generally, grants to Executives shall vest gradually over a period of no less than 3 years and no more than 4 years, in the aggregate.  In accordance with the Equity Incentive Plans, the terms of the awards may provide for the acceleration of vesting upon a change of control of Wix and/or the achievement of performance targets as set forth in the respective award agreement.

Maximum Equity-Based Compensation. Any one or more equity awards granted to an Executive in a single calendar year (referred to collectively as an “Annual Grant”) shall be subject to the vesting periods set forth in the preceding paragraph and to the following thresholds:

•
with respect to an Annual Grant with an exercise price equal to the fair market value (FMV)[1], the portion of such Annual Grant that is scheduled to vest in any year following the grant date, shall not exceed 0.075% of the issued and outstanding Wix Ordinary Shares on the date of grant, or 0.10% in the case of the Chief Executive Officer (the “Annual Threshold”);

•
with respect to an Annual Grant of RSUs or other equity awards without an exercise price, the Annual Threshold shall be reduced by 50% (i.e., 0.0375% of the issued and outstanding Wix Ordinary Shares on the date of grant or 0.05% in the case of the Chief Executive Officer); and

•
with respect to an Annual Grant that combines both types of equity awards (i.e., equity awards with an exercise price equal to FMV and RSUs or other equity awards without an exercise price), the Annual Threshold shall be calculated, on a pro rata basis, to give effect to the relative portion of each type of equity awards. The Compensation Committee and the Board of Directors shall not have discretion to limit, at the time of exercise, the value of equity-based compensation that was granted.

1 The fair market value for an award that is subject to taxation in Israel shall equal the average price of the Company’s share price in the 30 consecutive trading days prior to the grant date. The fair market value for an award that is not subject to taxation in Israel shall equal the closing price of the Company’s shares on the date of grant.

D.	Forfeiture and Clawback Policy

To reflect sound corporate governance, Wix’s forfeiture and clawback policy relating to Executive compensation allows for the Board of Directors or Compensation Committee, at its discretion, to determine that an Executive’s rights, payments and benefits with respect to an equity award granted to such Executive, shall be subject to reduction, cancellation, forfeiture, rescission or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting, restrictions or other performance conditions of the equity award. Such events may include, but shall not be limited to, termination with or without cause, breach of noncompetition, confidentiality, or other restrictive covenants that may apply to the Executive, or restatement of the Company’s financial statements to reflect adverse results from those previously released financial statements, as a consequence of errors, omissions, fraud, or misconduct.

This forfeiture and clawback policy is applicable to all rights, payments and benefits with respect to an equity award paid during the three-year period preceding the date on which any of the specified event above occurs (or in the case of restatement of the Company’s financial statements, the date on which the Company is required to prepare the accounting restatement).

Notwithstanding the above, the Board of Directors’ or Compensation Committee’s authority to reduce, cancel, forfeit, rescind or recoup an Executive’s rights, payments and benefits with respect to an equity award will not apply in the following events:

•	the restatement of the financial statements is required due to changes in the applicable financial reporting standards; or

•
the Board of Directors or Compensation Committee has determined that clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient or not in the best interest of the Company.

The fair market value for an award that is subject to taxation in Israel shall equal the average price of the Company’s share price in the 30 consecutive trading days prior to the grant date. The fair market value for an award that is not subject to taxation in Israel shall equal the closing price of the Company’s shares on the date of grant.

The Board of Directors or Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such clawback from time to time.

The provisions of this Paragraph D  - “Forfeiture and Clawback Policy” shall be deemed amended to conform to any mandatory forfeiture and clawback requirements that Wix becomes subject to after the date this Policy is adopted.

E.	General Benefits

The following benefits may be granted to the Executives:

•	paid vacation days;

•	paid sick days;

•	recuperation pay according to applicable law;

•	employer contribution to an education fund (including, payment of such contribution or any portion thereof, directly to the Executive);

•	employer contribution to an insurance policy or a pension fund for severance and pension (including, payment of such contribution or any portion thereof, directly to the Executive);

•	employer contribution towards work disability insurance; and

•	D&O indemnification, insurance and exculpation to the maximum extent permitted by applicable law, as amended from time to time.

Executives that are based outside of Israel may receive similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed.

In addition, Wix may offer additional benefits to the Executives, including, without limitation, telecommunication and electronic devices and communication expenses, company car and travel benefits, reimbursement of business travel (including a daily per diem when traveling and other business related expenses), reimbursement of relocation and related expenses, “runoff” and other insurances, newspaper subscriptions, periodic medical examinations, holiday and special occasion gifts, academic and professional studies, safety, security and protection measures (including at household premises and for family members), other benefits or entitlements mandated by applicable law, and other benefits and entitlements that are part of compensation practices in the industry, relevant geographical location, or region of activity.

F.	Retirement and Termination of Service Arrangements

The Compensation Committee and the Board of Directors may provide Executives with the following rights in connection with retirement and termination of service arrangements:

Advanced Notice Period and Adjustment Period. Wix provides in the employment agreements of each of its Executives for a mutual advance notice period that does not exceed 6 months.  In addition, the Compensation Committee and the Board of Directors may elect to make an adjustment period payment (beyond the contractual advance notice period), to a departing Executive dismissed by Wix in circumstances that do not constitute “cause”, in an amount that does not exceed 3 months’ base salary of the departing Executive.

Additional Retirement and Termination Benefits.  Wix may provide additional retirement and termination benefits and payments as may be required by applicable law (e.g., mandatory severance pay under applicable labor laws) or a payment in consideration for the Executive’s agreement not to solicit Wix’s employees, customer and suppliers and/or not to compete with Wix for a defined period of time post-employment.

In determining the retirement and termination terms, the Compensation Committee and the Board of Directors shall take into account different criteria, including the following:

•	the length of employment of the Executive;

•	the Executive’s performance during his or her employment;

•	Wix’s performance during the Executive’s term of employment and the Executive’s contribution to such Company performance;

•	the circumstances surrounding the termination of employment of the Executive, such as relocation of the Executive and availability of suitable executive positions; and

•	whether separation payments are customary in the industry or geographic market or sector in which the Executive is employed.

The maximum additional retirement and termination benefits payable to an Executive (including any advance notice period and adjustment period as set forth above) shall not exceed 15 months of the Executive’s base salary.

G.	Change of Control Special Arrangements

In addition to the benefits applicable in the case of any retirement or termination of service, as described above, the Compensation Committee and the Board of Directors may determine that an Executive shall be entitled to the following benefits in the event his or her employment is terminated or adversely adjusted in a material way following the occurrence of an event that constitutes a change of control of Wix:

•	acceleration of vesting of outstanding options and other equity awards;

•	extension of advance notice period by up to 9 months (in addition to the advance notice period in effect prior to the change of control);

•	payment of severance pay for an additional period of up to 15 months; and

•	extension of the exercise period of options and other equity awards held by Executives for a period of up to 24 months following the date of employment termination.

H.	Indemnification, Insurance and Exculpation of Executives

Wix may indemnify, insure and exculpate the Executives to the full extent permitted by applicable law from time to time, including by entering into indemnification, insurance and exculpation agreements with each of the Executives; provided, that without the approval of Wix’s shareholders, the maximum coverage for D&O liability insurance shall not exceed $150 million.

6.	Shareholding Guidelines for Executive Officers

In order to align the interests of the Executive Officers (as named in our annual report on Form 20-F) with the long-term growth of the Company, Executive Officers shall be required to beneficially own shares of the Company (excluding unvested equity) equal to at least 100% of their annual base salary. Executive Officers who also serve as directors, as well as the Chief Executive Officer, shall be required to beneficially own shares of the Company (excluding unvested equity) equal to at least 500% of their annual base salary.

The Executive Officers (including those serving as directors) are expected to satisfy these shareholding guidelines by June 26, 2024 (which is four years from the date our prior Compensation Policy became effective which contained identical shareholding guidelines for Executive Officers) or, for Executive Officers employed after the effective date of this Policy, four years from his or her respective date of employment and maintain such shareholding guidelines throughout their service as Executive Officers.

7.	Recommendation, Review and Approval of Policy

The independent Compensation Committee shall periodically review the Policy and monitor its implementation, and recommend to the Board of Directors and shareholders to amend the Policy as it deems necessary from time to time.

The term of the Policy shall be indefinite.  However, the Compensation Committee shall recommend to the Board of Directors and shareholders, at least once every three years, as of the effective date of the Policy, to amend or restate the Policy.

Adopted by the Company on  December 19, 2022

Effective as of June 26, 2023